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FEB 29 2012

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SECU[illegible] 12060434 [illegible]SSION

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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-50395

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
DeMatteo Monness LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
780 Third Ave, 45th Floor
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Artur Kurasiewicz 212-833-9928
(Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
CITRIN COOPERMAN & COMPANY, LLP
(Name - if individual, state last, first, middle name)

709 Westchester Avenue	White Plains	NY	10604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

OATH OR AFFIRMATION

I, William Monness, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DeMatteo Monness LLC as of DECEMBER 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

SUBSCRIBED AND SWORN TO BEFORE ME THIS 27th DAY OF FEB., 2012, BY William Monness

NOTARY PUBLIC



Signature

PRESIDENT
Title



Notary Public

PETER M DOLEZAL
NOTARY PUBLIC-STATE OF NEW YORK
No. 02DO6181864
Qualified in New York County
My Commission Expires February 11, ~~2012~~ 2016 (PM)

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on internal control.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

DEMATTEO MONNESS LLC AND SUBSIDIARIES
(A Limited Liability Company)

CONSOLIDATED
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

DEMATTEO MONNESS LLC AND SUBSIDIARIES
(A Limited Liability Company)
DECEMBER 31, 2011

TABLE OF CONTENTS



CITRINCOOPERMAN

Attest & Assurance | Tax Compliance & Research | Specialty & Consulting

INDEPENDENT AUDITORS' REPORT

To the Members
DeMatteo Monness LLC
New York, NY

We have audited the accompanying consolidated statement of financial condition of DeMatteo Monness LLC and Subsidiaries (a limited liability company) (collectively the "Company") as of December 31, 2011, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above present fairly, in all material respects, the financial position of DeMatteo Monness LLC and Subsidiaries as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

February 27, 2012

CITRIN COOPERMAN & COMPANY, LLP
709 WESTCHESTER AVENUE WHITE PLAINS, NY 10604 | TEL 914.949.2990 | FAX 914.949.2910
CITRINCOOPERMAN.COM

DEMATTEO MONNESS LLC AND SUBSIDIARIES
(A Limited Liability Company)
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

Current assets:	
Cash and cash equivalents	$ 3,402,692
Marketable securities, at fair value	191,019
Receivable from clearing broker	1,228,903
Receivable from other brokers	111,082
Prepaid expenses and other current assets	277,174
Total current assets	5,210,870
Property and equipment, net	1,051,020
Other assets:	
Deposits	227,518
TOTAL ASSETS	$ 6,489,408

LIABILITIES AND MEMBERS' EQUITY

Current liabilities:	
Accrued expenses and other current liabilities	$ 859,890
Current portion of long-term debt	285,720
Profit-sharing plan contributions payable	64,547
Accrued pension liability	326,636
Income taxes payable	32,303
Deferred rent income	6,045
Total current liabilities	1,575,141
Long-term liabilities:	
Long-term debt, net of current portion	119,010
Total liabilities	1,694,151
Commitments and contingencies (Notes 3, 6, and 8)	
Members' equity:	
Members' equity	5,078,661
Accumulated other comprehensive loss	(283,404)
Total members' equity	4,795,257
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 6,489,408

See accompanying notes to consolidated statement of financial condition.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

DeMatteo Monness, LLC ("DeMatteo Monness") was formed as a limited liability company on July 14, 1997, pursuant to an operating agreement that specifies that it will continue in existence until December 31, 2057, unless dissolved earlier in accordance with the operating agreement. DeMatteo Monness serves the investment community principally as a broker-dealer and clears its customers' transactions through an unaffiliated clearing broker on a fully-disclosed basis. DeMatteo Monness is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and does not provide securities brokerage services to the general public.

MoJo Air, LLC ("MoJo") was formed as a limited liability company on November 14, 2001. The principal assets of MoJo were fractional interests in business class passenger aircraft used by DeMatteo Monness. All interests in the aircraft were sold during 2007. Since then, MoJo has been inactive.

DeMatteo Monness (Shanghai) LLC ("Shanghai") was formed as a limited liability company on July 26, 2007, in order to transact business in China. Shanghai was established under Chinese law and regulations. Shanghai's principal asset is cash.

DeMatteo Monness, MoJo and Shanghai are collectively referred to as the "Company."

Since the Company is a limited liability company, the members are not liable for the debts, obligations, or liabilities of the Company, whether arising in tort, contract, or otherwise, unless a member has signed a specific guarantee.

Basis of Presentation

The accompanying consolidated statement of financial condition includes the accounts of DeMatteo Monness and its wholly owned subsidiaries, MoJo and Shanghai. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of a consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition. Actual results could differ from those estimates.

Commissions

Commissions charged for executing customer transactions, and the related clearing expenses, are reported on a trade-date basis as security transactions occur.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Consulting Service Revenue

The Company also facilitates the delivery of research information to money managers and others in the financial services industry. Compensation for these services is determined by the recipient based on its good faith determination. The Company records compensation for these services when the service has been rendered, the amount of the fee is known, and collection of the fee is reasonably assured.

Cash and Cash Equivalents

The Company considers investments in debt securities with an original maturity date of three months or less to be cash equivalents.

Income Taxes

As limited liability companies are treated as partnerships for federal and state tax purposes, the Company's taxable income or loss is allocated to its members in accordance with their respective percentage ownership. Therefore, no provision or liability for federal or state income taxes has been included in the consolidated statement of financial condition. The Company remains subject to the New York City unincorporated business tax, a provision for which has been included in the consolidated statement of financial condition.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("Codification" or "ASC") 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company is no longer subject to examinations by taxing authorities for years before 2008.

Property and Equipment

Property and equipment are carried at cost. Amortization of leasehold improvements is provided over the shorter of the economic useful life of the improvement or the term of the lease. Amortization of capitalized software and website development costs are amortized over their estimated useful lives. Depreciation on the balance of the property and equipment is provided on the straight-line method over the estimated useful lives of the assets.

Expenditures for maintenance and repairs are expensed currently, while renewals and betterments that materially extend the life of an asset are capitalized. The cost of assets sold, retired, or otherwise disposed of, and the related allowance for depreciation, are eliminated from the accounts, and any resulting gain or loss is recognized.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Capitalized Software and Website Development Costs

Costs for software developed for internal use are accounted for in accordance with FASB ASC 350, *Intangibles - Goodwill and Other - Internal - Use Software.* FASB ASC 350 requires the capitalization of certain costs incurred in connection with developing or obtaining internal-use software. In accordance with FASB ASC 350, capitalized costs for internal-use software are included in property and equipment in the consolidated statement of financial condition. The Company amortizes the costs of software obtained or developed for internal use over the estimated useful life, which the Company estimates to be three years.

Costs that are incurred in the preliminary project stage are expensed as incurred. Once the capitalization criteria of FASB ASC 350 have been met, external direct costs of materials and services consumed in developing or obtaining internal-use computer software, payroll and payroll-related costs for employees who are directly associated with, and who devote time to, the internal-use computer software project (to the extent of their time spent is directly on the project), and interest costs incurred when developing computer software for internal use are capitalized. During 2011, the Company incurred software and website development costs of $121,601.

Fair Value Measurements

In January 2010, the FASB issued Accounting Standards Update ("ASU") No. 2010-06, *Improving Disclosures about Fair Value Measurements.* This update amends FASB ASC 820, *Fair Value Measurements and Disclosures*, to require new disclosures for significant transfers in and out of Level 1 and Level 2 fair value measurements, disaggregation regarding classes of assets and liabilities, valuation techniques, and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for Level 2 or Level 3. These disclosures are effective for interim and annual reporting periods beginning after December 15, 2009. Additional new disclosures regarding the purchases, sales, issuances, and settlements in the rollforward of activity in Level 3 fair value measurements are effective for fiscal years beginning after December 15, 2010, beginning with the first interim period. The Company adopted certain of the relevant disclosure provisions of ASU 2010-06 on January 1, 2010, and certain other provisions on January 1, 2011.

FASB ASC 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. Under the new standard, fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date.

The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value Measurements (Continued)

Level 1 inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and, inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Subsequent Events

The Company evaluates events occurring after the date of the consolidated statement of financial condition for potential recognition or disclosure in its consolidated statement of financial condition. The Company did not identify any material subsequent events requiring adjustment to or disclosure in the consolidated statement of financial condition.

Accumulated Other Comprehensive Income

The components of accumulated other comprehensive income consist of items related to the Company's defined benefit pension plan that affect comprehensive income. These items are more fully discussed in Note 6.

NOTE 2. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2011, consisted of the following:

Leasehold improvements	$ 2,295,482
Furniture and fixtures	1,033,110
Equipment	2,365,154
Capitalized software and web development	2,328,764
	8,022,510
Less: accumulated depreciation and amortization	(6,971,490)
Property and equipment, net	$ 1,051,020

NOTE 3. COMMITMENTS AND CONTINGENCIES

Leases

The Company has several noncancelable operating leases for office facilities and software expiring periodically through 2017. Future minimum lease payments for the remaining lives of the leases and software are as follows:

NOTE 3. COMMITMENTS AND CONTINGENCIES (CONTINUED)

Leases (Continued)

Year ending December 31:		
2012	$	957,568
2013		772,192
2014		754,054
2015		705,250
2016		705,250
Thereafter		705,250
	$	4,599,564

Minimum rentals are exclusive of lease provisions requiring adjustments for real estate taxes and other costs.

The Company sublets a portion of its office on a month-to-month basis.

Research Network Agreement

During 2009, the Company signed an agreement with an internet-based company (the "Provider") to access and use various tools available as part of the Provider's research service, as described in the agreement. Under the agreement, the Company was required to make specified minimum quarterly payments. On January 3, 2011, the Company and the Provider agreed to terminate the agreement effective as of June 12, 2011. Pursuant to the termination agreement, the Company's last payment under the agreement was for the second quarter of 2011 and no further payments are required.

Sales Tax Audit

New York State has conducted a sales and use tax audit of the Company for the years 2002 through 2008. The audit resulted in a sales tax assessment for approximately $107,000. This amount has been accrued by management as of December 31, 2011.

Litigation

The Company occasionally becomes involved in legal actions and claims arising in the ordinary course of business. Therefore, conditions may exist as of the date the statement of financial condition is issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company's management assesses such contingent liabilities, and such assessments inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings, if any, that are pending against the Company or unasserted claims that may result in such proceedings, the Company's legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

NOTE 3. COMMITMENTS AND CONTINGENCIES (CONTINUED)

Litigation (Continued)

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's consolidated statement of financial condition. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed.

At December 31, 2011, management does not believe that there are any matters involving loss to the Company that require recognition and/or disclosure in the accompanying consolidated statement of financial condition.

NOTE 4. MEMBERS' EQUITY

The Company has two classes of members' interests, Class A and Class B. Class B members do not have a capital interest in the Company or an interest in the profits of the Company other than guaranteed payments made at the discretion of the Class A members. Additionally, only the Class A members have voting rights. In the event of a capital transaction (as defined in the Company's operating agreement), both classes share in the net proceeds in accordance with formulas defined in the operating agreement.

NOTE 5. FAIR VALUE MEASUREMENTS

Assets and liabilities measured at fair value are based on one or more of three valuation techniques identified in the tables below. The valuation techniques are as follows:

(a) *Market approach.* Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities;

(b) *Cost approach.* Amount that would be required to replace the service capacity of an asset (replacement cost); and

(c) *Income approach.* Techniques to convert future amounts to a single present amount based on market expectations (including present value techniques, option-pricing and excess earnings models).

NOTE 5. FAIR VALUE MEASUREMENTS (CONTINUED)

The following tables summarize the Company's assets and liabilities measured at fair value on a recurring basis, categorized by GAAP's valuation hierarchy as of December 31, 2011:

Description	Level 1: Quoted Prices in Active Markets for Identical Assets	Level 2: Significant Other Observable Inputs	Level 3: Significant Unobservable Inputs	Total at December 31, 2011	Valuation Technique
Assets:					
Marketable securities	$ 191,019	$ -	$ -	$ 191,019	(a)
Total	$ 191,019	$ -	$ -	$ 191,019	

NOTE 6. EMPLOYEE BENEFIT PLANS

Defined Benefit Plan

In 2005, the Company adopted a cash balance pension plan. The plan covers certain highly compensated members and employees and substantially all non-highly compensated employees. The Company's funding policy is to contribute the larger of the amount required to fully fund the Plan's current liability or the amount necessary to meet the funding requirements as defined by the Internal Revenue Code. The Company uses a December 31 measurement date for its plan. Effective as of April 30, 2010, the Company terminated all future benefit accruals and froze all current accrual benefits.

Changes in projected benefit obligation:	
Benefit obligation at January 1, 2011	$ 1,069,511
Service cost	-
Interest cost	57,219
Actuarial loss	206,807
Benefits paid	(326,295)
Benefit obligation at December 31, 2011	$ 1,007,242
Change in plan assets:	
Fair value of plan assets at January 1, 2011	$ 1,003,756
Actual return on plan assets	3,145
Employer contribution	-
Benefits paid	(326,295)
Fair value of plan assets at December 31, 2011	$ 680,606
Funded status of the plan	$ (326,626)
Unrecognized actuarial loss	-
Unrecognized prior service cost	-
Net amount recognized	$ (326,626)

NOTE 6. EMPLOYEE BENEFIT PLANS (CONTINUED)

Defined Benefit Plan (Continued)

Amounts recognized in the consolidated statement of financial condition at December 31, 2011, consisted of:

Prepaid benefit cost	$ -
Accrued benefit liability	(43,232)
Intangible asset	-
Accumulated other comprehensive loss	(283,404)
Net amount recognized	$ (326,636)

Included in accumulated other comprehensive loss at December 31, 2011, are unrecognized losses of $283,404 that have not yet been recognized in net periodic benefit cost.

The following are weighted-average assumptions used to determine benefit obligations at December 31, 2011:

Discount rate	4.40%
Rate of compensation increase	0%

The following are weighted-average assumptions used to determine net periodic benefit cost for the year ended December 31, 2011:

Discount rate	5.35%
Expected long-term return on plan assets	5.00%
Rate of compensation increase	0.00%

The following summarizes the Company's projected and accumulated benefit obligations at December 31, 2011:

Projected benefit obligation in excess of plan assets:	
Projected benefit obligation	$ 1,007,242
Fair value of plan assets	$ 680,606
Accumulated benefit obligation in excess of plan assets:	
Accumulated benefit obligation	$ 1,007,242
Fair value of plan assets	$ 680,606

The Company's pension plan was invested 100% in mutual funds as of December 31, 2011. Assets and liabilities measured at fair value are based on one or more of three valuation techniques described in Note 5.

The following table sets forth, by level, the assets of the pension plan subject to the hierarchy, on a recurring basis, as of December 31, 2011:

NOTE 6. EMPLOYEE BENEFIT PLANS (CONTINUED)

Defined Benefit Plan (Continued)

Description	Level 1: Quoted Prices in Active Markets for Identical Assets	Level 2: Significant Other Observable Inputs	Level 3: Significant Unobservable Inputs	Total at December 31, 2011	Valuation Techniques
Collective investment fund	$ -	$ 680,606	$ -	$ 680,606	(a)

Collective investment fund ("CIF") is invested in an underlying mutual fund which invests at least 80% of its total assets in debt securities and other similar debt instruments. The underlying mutual fund has observable Level 1 quoted pricing inputs however, the net asset value of the CIF is not publicly quoted.

The following table summarizes the change in fair value of the Plan's Level 3 assets for the years ended December 31, 2011:

Balance as of January 1, 2011	$ 101,557
Investment returns	1,421
Transfers out	(102,978)
Balance as of December 31, 2011	$ -

The Company's investment policy includes various guidelines and procedures designed to ensure assets are invested in a manner necessary to meet expected future benefits earned by participants. The investment guidelines consider a broad range of economic conditions. Central to the policy are target allocation ranges as described above. The pension plan strategy implemented by the Company's management is to achieve long-term objectives and invest the pension assets in accordance with the applicable pension legislation in the United States, as well as any fiduciary standards. The long-term primary objectives for the pension plan are to provide for a reasonable amount of long-term growth of capital without undue exposure to risk, protect the assets from erosion of purchasing power, and provide investment results that meet or exceed the pension plan's actuarially assumed long-term rates of return.

The objectives of the target allocations are to maintain investment portfolios that diversify risk through prudent asset allocation parameters, achieve asset returns that meet or exceed the plan's actuarial assumptions, and achieve asset returns that are competitive with like institutions employing similar investment strategies.

The investment policy is periodically reviewed by the Company and a designated third-party fiduciary for investment matters. The policy is established and administered in a manner so as to comply at all times with applicable government regulations.

The Company does not expect to contribute to its pension plan in 2012, and does not expect to make any pension benefit payments in the next 10 years.

NOTE 6. EMPLOYEE BENEFIT PLANS (CONTINUED)

Defined Contribution Plan

The Company maintains a 401(k) profit-sharing plan covering substantially all of its eligible full-time employees. Employee contributions are voluntary and are subject to Internal Revenue Code limitations. The Company makes a matching contribution of 100% up to 3% of an employee's compensation, and an additional matching contribution of 50% of that portion that exceeds 3% of compensation, up to 5% of compensation. Effective as of May 1, 2011, the Company eliminated the employer matching contribution to the 401(k) profit-sharing plan. The Company may also make a discretionary contribution to the profit-sharing plan. For the year ended December 31, 2011, the Company did not make a contribution to the profit-sharing plan.

NOTE 7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1 (the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2011, the Company had regulatory net capital of $3,084,825. The Company's net capital percentage was 55% as of December 31, 2011. The Company operates under the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2011.

NOTE 8. DEBT

In May 2006, the Company entered into a $2,000,000 loan agreement with a financial institution, which has a maturity date of May 1, 2013. The note is payable in monthly installments consisting of a fixed monthly principal payment of $23,810, plus interest equal to LIBOR plus 1% with a cap of 7.25% (1.285% at December 31, 2011). The note is personally guaranteed by the members of the Company. The note also has a financial covenant that requires the Company to maintain a certain debt service coverage ratio. At December 31, 2011, the Company was in compliance with this covenant. Amounts outstanding under the note at December 31, 2011, totaled $404,730.

Maturities of long-term debt are as follows:

Year Ending December 31:	
2012	$ 285,720
2013	119,010
Total	$ 404,730

NOTE 9. OFF-BALANCE-SHEET CREDIT RISK

The Company functions as an introducing broker that places and executes customer orders. The orders are then settled by an unrelated clearing organization that maintains custody of customers' securities and provides financing to customers. Through indemnification provisions in agreements with the Company's clearing broker, customer activities may expose the Company to off-balance-sheet credit risk. Financial instruments may have to be purchased or sold at prevailing market prices in the event a customer fails to settle a trade on its original terms or in the event cash and securities in a customer's margin accounts are not sufficient to fully cover that customer's obligations. The Company seeks to control the risks associated with customer activities through customer screening and selection procedures, as well as through requirements on customers to maintain margin collateral in compliance with various regulations and clearing organization policies.

NOTE 10. CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents and commissions receivable. The Company maintains its cash and cash equivalent balances in several major financial institutions in accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in the accounts, and management does not believe there is any significant credit risk with respect to cash. The Company's commissions receivable represent commissions due from its clearing broker on completed security trades. These commissions are generally paid to the Company in the month following the month in which the commissions are earned.

NOTE 11. RELATED PARTY TRANSACTIONS

The Company sublet office space to Stonehorse Capital ("Stonehorse"). The members of the Company had a majority interest in Stonehorse, until it was dissolved in June 2011.